CTDC Enters into Strategic Cooperation Agreement with Russian Energy Group

HONG KONG – December 1, 2009 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or “the Company”), a growing integrated clean energy group based in China to provide solar energy products and solutions, today announced the Company has agreed to enter into strategic cooperation agreement (the “SCA”) with Rus Energy Investment Group (“Rus Energy”) to leverage mutual strengths to jointly develop the clean energy business in both China and Russia.

Pursuant to the SCA, both parties will establish in-depth cooperative arrangements in the following three major areas: (1) development of the Russian solar power station and other solar related business in Russia to provide environmental friendly and clean solar power; (2) jointly develop Russia’s natural gas resources and supply to mainland China, Hong Kong and Taiwan regions; and (3) jointly set up the Sino-Russian clean energy assessment team to conduct substantive investigation in terms of the potential cooperation on clean energy projects and carry out feasibility studies for the reference to the board of directors of both companies.

On October 12, Sino-Russian Energy Investment Co., Ltd (“SREI”), a subsidiary of Rus Energy announced the acquisition of 51% equity interests in Russian Suntar Natural Gas Company. As a result, SREI has obtained exploration and production rights of 2 natural gas fields in Eastern Siberia with up to 60 billion cubic meters of reserved natural gas. Rus Energy will become the first Sino-Russian joint venture in natural gas and has obtained the controlling interests in these Russian natural gas fields. Rus Energy is planning to invest over USD300 million to develop these 2 natural gas fields.

“We are really pleased to be a strategy partner of Rus Energy”, stated Mr. Alan Li, Chairman and CEO of the Company, “It’s another significant momentum in our clean energy business development following our investment in the large-scale grid-connected solar power station in Qinghai province in China. China is making every effort to develop clean energy. It’s expected that by 2020, China’s carbon dioxide emissions per unit of GDP will decline by 40%-50%, compared with 2005. It is clearly stated in Russian New Energy Strategy that the Russian natural gas and other conventional energy reserves, production and export volume will be increased. Meanwhile, the renewable energy as a percentage of the total energy consumption will also increase. We could prospect a greater development in the clean energy between China and Russia, which presents a rare opportunity for mutual development. We do hope to work closely with the Rus Energy to achieve the substantial growth. “

About CTDC:
CTDC is a growing integrated clean energy group based in China to provide solar energy products and solutions. CTDC’s major shareholders include China Merchants Group (http://www.cmhk.com), a state-owned conglomerate in China, and Beijing Holdings Limited, the largest offshore subsidiary established by Beijing Municipal Government. For more information, please visit our website at http://www.chinactdc.com.

About Rus Energy£º
Rus Energy is a Hong Kong registered company and mainly engaged in the development, exploration and production of clean energy in Russia.

Forward-Looking Statement:
Certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2008 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. CTDC does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.